SharpLink Gaming, Inc.

333 Washington Avenue North, Suite 104

Minneapolis, Minnesota 55401

May 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SharpLink Gaming, Inc. Registration Statement on Form S-1 File No. 333-286964 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SharpLink Gaming, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Tuesday, May 6, 2025 or as soon thereafter as practicable.

Very truly yours,

SharpLink Gaming, Inc.

By:	/s/ Rob Phythian
Name:	Rob Phythian
Title:	Chief Executive Officer and Chairman of the Board